Exhibit 99.3
Net debt/(cash) breakdown
Unaudited

	June 30, 2019			March 31, 2019
(€ billion)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Gross debt(1)	15.0	12.5	2.5	15.4	12.9	2.5
Financial receivables from jointly-controlled financial services companies	(0.3)	(0.3)	0.0	(0.2)	(0.2)	0.0
Derivatives (mark to market), net	0.1	0.1	0.0	(0.1)	(0.1)	0.0
Cash & marketable securities	(15.8)	(15.7)	(0.1)	(12.6)	(12.4)	(0.2)
Net debt/(cash)	(0.9)	(3.3)	2.4	2.6	0.3	2.3

Net industrial debt/(cash) from continuing operations (excluding Magneti Marelli)(2)		(3.3)			(0.4)
Net industrial debt/(cash) from discontinued operations (Magneti Marelli)(2)		—			0.7
Net industrial debt/(cash)		(3.3)			0.3
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Note: Amounts at March 31, 2019 include Magneti Marelli unless otherwise stated and amounts may not add due to rounding. The disposal of Magneti Marelli was completed on May 2, 2019.
(1) Amounts shown net of intersegment receivables/payables
(2) Includes net financial payables due from Magneti Marelli to other group companies of €0.7 billion as at March 31, 2019

Gross debt breakdown
Unaudited

(€ billion)	Outstanding June 30, 2019	Outstanding March 31, 2019
Bank debt	4.5	4.8
Capital markets debt	8.2	8.2
Other debt	0.4	0.5
Lease liabilities(1)	1.6	1.4
Cash maturities from continuing operations	14.7	14.8
Cash maturities from discontinued operations	—	0.3
Cash maturities (including Magneti Marelli)	14.7	15.1
Asset-backed financing	0.3	0.3
Accruals	0.0	0.0
Gross Debt	15.0	15.4
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Note: Amounts at March 31, 2019 include Magneti Marelli unless otherwise stated and amounts may not add due to rounding. The disposal of Magneti Marelli was completed on May 2, 2019.
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.3 billion (€1.1 billion excluding Magneti Marelli). Finance leases previously included in Other debt have been reclassified to Lease liabilities.

Debt Maturity Schedule
Unaudited

Outstanding June 30, 2019	(€ billion)	6 Months 2019	2020	2021	2022	2023	Beyond
4.5	Bank debt	2.0	0.8	0.4	0.7	0.2	0.2
8.2	Capital markets debt	1.7	1.4	1.1	1.4	1.3	1.3
0.4	Other debt	0.4	0.0	0.0	0.0	0.0	0.0
1.6	Lease liabilities(1)	0.2	0.3	0.2	0.2	0.1	0.6
14.7	Total Cash maturities(2)	4.3	2.5	1.7	2.2	1.7	2.1

15.8	Cash and Marketable securities
7.7	Undrawn committed credit lines
23.5	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.1 billion. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(2) Amounts exclude accruals and asset-backed financing (€(0.3) billion at June 30, 2019).